SUBSIDIARIES OF GOLUB CAPITAL BDC, INC.

Name	Jurisdiction
Golub Capital Master Funding LLC	Delaware
Golub Capital BDC 2010-1 Holdings LLC	Delaware
Golub Capital BDC 2010-1 LLC	Delaware
GC SBIC IV-GP, Inc.	Delaware
GC SBIC IV-GP, LLC	Delaware
GC SBIC IV, L.P.	Delaware
Golub Capital BDC Funding LLC	Delaware